UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

General Electric Company
(Exact name of the registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

41 Farnsworth Street, Boston, MA	02210
(Address of principal executive offices)	(Zip code)

Christoph A. Pereira	(617) 443-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the General Electric Company 2018 Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.ge.com/sustainability/reports-hub.
Item 1.02    Exhibit
The General Electric Company 2018 Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
SECTION 2 - EXHIBITS
Item 2.01    Exhibits
Exhibit 1.01 - General Electric Company 2018 Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

General Electric Company
(Registrant)

By:	/s/ Michael J. Holston	May 31, 2019
	Michael J. Holston	(Date)
Senior Vice President, General Counsel & Secretary

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